Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Wellness Insight Technologies, Inc.
1210 S. Bascom Ave., STE 122
San Jose, CA 95128
https://getkazu.com/

Up to $1,235,000.00 Crowdfunding Simple Agreement for Future Equity.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Wellness Insight Technologies, Inc.
Address: 1210 S. Bascom Ave., STE 122, San Jose, CA 95128
State of Incorporation: CA
Date Incorporated: January 24, 2018

Terms: Crowdfunding Simple Agreement for Future Equity

Offering Minimum: $10,000.00 of Crowdfunding Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Crowdfunding Simple Agreement for Future Equity.
Type of Security Offered: Crowdfunding Simple Agreement for Future Equity
    Note converts to Class B Common Stock when the company raises $3,000,000.00 in a qualified equity financing.

Maturity Date: February 28, 2025
Valuation Cap: $16,035,886.35
Discount Rate: 15.0%
Annual Interest Rate: 0%
Minimum Investment Amount (per investor): $200.00

Terms of the underlying Security

Underlying Security Name: Class B Common Stock

Voting Rights:
There are no voting rights associated with Class B Common Stock.

Material Rights:

Voting Proxy for Underlying Security of the CrowdFunding SAFE Sold in this Offering
    As a condition to the purchase of this instrument, upon the issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the

Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 3 shall survive the termination or expiration of this instrument in accordance with its term.

Voting Proxy for Underlying Security of the CrowdFunding SAFE Sold in this Offering

As a condition to the purchase of this instrument, upon the issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees that the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 3 shall survive the termination or expiration of this instrument in accordance with its term.

Investment Incentives*

Time-Based Perks:

Friends and Family (first 96 hours)

30% lifetime discount on Kazu pods, lifetime free subscription to Premium app features, 1 Kazu device, and 1 Kazu T-shirt

Super Early Bird (within the first week)

20% lifetime discount on Kazu pods, 1-year free subscription to Premium app features, 1 Kazu device, and 1 Kazu T-shirt

Early Bird Bonus (within the first 2 weeks)

10% lifetime discount on Kazu pods, 1-year free subscription to Premium app features, first access to purchase a Kazu device, and 1 Kazu T-shirt

Volume-Based Perks:

Nourishment ($500+)

First access to purchase a Kazu device, and 1 Kazu T-shirt!

Wellness ($1000+)

10% lifetime discount on Kazu pods, first access to purchase a Kazu device, and 1 Kazu T-shirt!

Rejuvenation ($2,500+)

20% lifetime discount on Kazu pods, 1-year free subscription to Premium app features, 1 Kazu device, and 1 Kazu T-shirt!

Radiance ($5,000+)

30% lifetime discount on Kazu pods, 1-year free subscription to Premium app features, 1 Kazu device, and 1 Kazu T-shirt

Harmony ($10,000+)

40% lifetime discount on Kazu pods, lifetime free subscription to Premium app features, an invitation to participate in beta-group for new feature releases, 1 Founder's Series Kazu device, and 1 Kazu T-shirt

Nirvana ($25,000+)

50% lifetime discount on Kazu pods, lifetime free subscription to Premium app features, an invitation to participate in beta-group for new feature releases, 1 Founder's Series Kazu device, 1 Kazu T-shirt, and an annual call with the CEO

*Physical perks may only be shipped to destinations within the United States.

*T-shirts and CEO calls available when the offering is fully completed.

*Pods and devices available upon market introduction.

*Discounts on pods are for personal use only. Discounts apply only to purchases made through the Company's e-commerce site, do not apply to group/bulk purchases, do not apply to any third-party products that may be sold via the Company's e-commerce site, and are not transferable.

*Premium subscription app features will be released after the initial release of the app and are not yet available. Subscriptions begin upon the release of paid subscription features.

*Beta-test participants must be willing to provide helpful feedback. Persons or entities with conflicts of interest with the Company may be excluded from participation.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. All perks occur when the offering is completed.

The Company and its Business

Company Overview

Company Overview

Wellness Insight Technologies Inc has developed Kazu, an intelligent self-care platform that we believe takes the guesswork out of dosing for improved health and wellness. The platform, which includes a handheld device with an interactive touchscreen, a variety of pre-filled CBD and melatonin pods, and a Bluetooth connected mobile app, uses AI to provide personalized dose guidance. Kazu technology addresses some of the most commonly faced wellness issues, such as sleep, stress, relief, and more.

Most people have heard the terms "personalized medicine" and 'precision medicine," but in practice, those typically apply to expensive, doctor-prescribed treatments. Instead, think about the experience of buying over-the-counter medicines or supplements without the guidance of a doctor, which constitutes the majority of pharmacy purchases. For example, the label of a typical pain reliever bottle recommends the exact same 200mg dose for both a 120lb young female and a 275lb middle-aged male. We believe there's nothing personalized or precise about that! Kazu solves this problem by providing users the ability to precisely control their own dose, connecting them with recommendations based on their own unique characteristics, and tracking what works for them. The company's technologies have applications across a range of markets, including natural medicines, dietary supplements, and OTC pharmaceuticals.

Business Model

We are starting with a direct-to-consumer (DTC) durable and consumable model. We make money through the one-time sales of our handheld Kazu devices and the recurring sales of consumable pods that attach to the Kazu device. The pods come pre-filled, are available with a variety of functional CBD and melatonin formulations, and can be reordered directly via the Kazu device or on a subscription basis. In the future, we intend to offer additional pods with other natural medicines and supplements. Once the DTC foundation is established, we will add affiliate and partner channel programs to expand and accelerate our sales. The handheld device communicates with our data servers via our free app. In the future, we intend to develop and sell premium features via the app (e.g. customized plans, integrations with fitness tracker data, etc.,). And because our AI enabled platform continuously learns from dosing data, we are positioned to deliver increasing consumer value and new product offerings based on consumption insights.

Corporate Structure

Wellness Insight Technologies, Inc. was initially organized as Viricium Technologies, Inc., a California corporation and on May 14 2018, underwent a name change.

Competitors and Industry

Competitors

The primary competitors are status quo solutions. When it comes to dose delivery, these include pills, capsules, dropper bottles, and gummies. These solutions provide limited options for dose amounts and no personalization. Think about how difficult it would be trying to cut a 200mg capsule in order to achieve a 127mg dose. And when it comes to tracking, the competitors are outdated solutions such as pill boxes and hand-written diaries. None of these solutions take the integrated data-driven approach of Kazu, nor do they offer real precision or personalization. Furthermore, Kazu is the only multi-modal solution, meaning one device works with a variety of different formats, including tinctures, beverage drops, vapor and topicals. This is key because different issues require different modes of treatment. This is all backed by a growing IP portfolio that includes issued and pending US and international patents as well as trademarks and trade secrets.

Industry

We are creating a new category at the intersection of health technology, medicine and supplements. Collectively, these markets will be worth well over $500B in the next 5 years. Even before the pandemic, nearly nine in 10 Americans (88 percent) actively practiced self-care and one-third of consumers increased their self-care behavior during 2018 (1). And that trend only accelerated during the pandemic. At the same time, Americans are shifting toward natural medicines and supplements. In fact, 74% of Americans believe natural medicines are safer than prescription medicines. (2) As a result, the global herbal medicine market is forecasted to grow by 7.22% annually through 2027 (3). Kazu is perfectly aligned with these trends because it is designed for self-care with natural medicines and supplements in mind. And being at the nexus of these industries positions us to capitalize on their rapid growth trends while building our own category.

1) https://nypost.com/2019/12/09/more-and-more-americans-are-trading-in-prescription-drugs-for-natural-remedies/

2) https://nypost.com/2019/12/09/more-and-more-americans-are-trading-in-prescription-drugs-for-natural-remedies/

3) https://www.marketdataforecast.com/market-reports/herbal-medicine-market

Current Stage and Roadmap

Current Stage

The Kazu product is currently in development and not yet available on the market. We are very close to being launch-ready. Our product involves hardware and software. The hardware is complete and has been tooled and tested. In fact, we have already manufactured over 12,000 first-generation units for a third party for study purposes. The software is fully functional, but not yet consumer friendly. Approximately 25%-30% of the raise will go toward making the software consumer-friendly and bug-free. We expect it will take approximately 3 months after closing the round to complete this work, so our intent is to launch our presale campaign immediately upon the close of the crowdfunding.

Completely separate from the Kazu product initiative, we have historical revenue from development agreements with pharmaceutical companies. We used the profit from those agreements to fund the development of our own product, Kazu. We have ~$658K of receivables on our books from those pharma companies, however, we can't complete the work and recognize the $658K of revenue until the FDA provides authorization on a related matter. That authorization is expected, but we don't control the timing of when it happens. Rather than include this in our financial plan, we have decided to keep it separate and treat it as potential upside revenue.

Future Roadmap

We believe early investors will be part of a venture with incredible opportunities. Once the product is on the market, we anticipate growth. We get asked about expanding our applications all the time. We've been asked about applying our technology to vitamins, prescription drugs, psychedelics, cannabis, and aroma therapy, just to name a few. For launch, however, we will focus on CBD and melatonin in the DTC channel. Your investment will go toward purchasing inventory, completing the last bits of development needed to make the software interface as user-friendly as can be, and the marketing and sales investments needed to initiate DTC sales. After a successful DTC launch, we look to expand our channel reach to include affiliates and partners as we grow our user base.

In the long term, we see opportunities for Kazu to be adopted broadly across natural medicines, supplements, and regulated pharmaceuticals. We envision the potential for FDA approval for certain therapies and for Kazu to be used as a tool in clinical testing. On the technology side, we see opportunities to integrate with other health devices systems such as Fitbit, Whoop, and other wearables in order to provide a more integrated picture of health and wellness to our customers. Finally, as our unique application of AI delivers new insights and discoveries, we will be able to further expand our data-driven, digital product offerings.

The Team

Officers and Directors

Name: Ramon Alarcon

Ramon Alarcon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: January, 2018 - Present
  Responsibilities: President and CEO responsible for overseeing all aspects of the company. Ramon owns 9,500,000 shares of voting common stock and does not receive a salary. Ramon anticipates taking a salary when the company closes an institutional funding round or a round in excess of $4M.

- **Position:** Director
  Dates of Service: January, 2018 - Present
  Responsibilities: Oversee execution of company strategy. Act as a company fiduciary

- **Position:** Secretary and Treasurer
  Dates of Service: January, 2018 - Present
  Responsibilities: Oversee board meetings. Manage company finances.

Name: Todd Manley

Todd Manley's current primary role is with Intel. Todd Manley currently services 2 to 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February, 2023 - Present
  Responsibilities: Monitor the company's performance and provide guidance to senior management. Act as a fiduciary, ensuring that the company operates in an ethical and sustainable manner. Approve major business decisions, including capital expenditures and partnerships.

Other business experience in the past three years:

- **Employer:** Intel
  Title: VP, M&A Integration
  Dates of Service: September, 2022 - Present
  Responsibilities: Lead M&A and transformative initiatives. Develop strategy. Perform diligence on potential deals. Oversee integration.

Other business experience in the past three years:

- **Employer:** Marvell Semiconductor
  Title: Senior Director, M&A Integration and Business Transformation
  Dates of Service: September, 2019 - September, 2022
  Responsibilities: Build out and grow best-in-class M&A integration capabilities. Develop expertise across integration teams allowing the business to execute simultaneous integrations. Execute M&A transactions and integrations. Establish Transformation Management Office to deliver programmatic excellence to strategic cross-functional programs.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Crowdfunding SAFE should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Crowdfunding SAFE purchased through this crowdfunding campaign may be subject to certain SEC limitations on transfer and approval by the Company. This means that, among other possible limitations, the stock/note that you purchase cannot be resold for a period of time. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For a period of time following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology or health industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Crowdfunding SAFE in the amount of up to $1,234,998.38 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are relatively low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

For a significant period of time, our projected revenue is anticipated to come from two products, Kazu devices and pods. Our revenues are therefore dependent upon the market for Kazu devices and pods.

We may never have an operational product or service

It is possible that there may never be an operational Kazu or that the product may never be used in commerce. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational

products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the development and fine-tuning stages and have only manufactured pre-production samples of Kazu. Delays or cost overruns in the development of our Kazu and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Crowdfunding SAFE that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Crowdfunding SAFE we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Wellness Insight Technologies, Inc was formed on Jan 24, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Wellness Insight Technologies, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Kazu is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our

intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patent rights, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent right(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent right(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent right(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell certain products, including pods containing CBD, is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of certain products may be subject to change and if they do then the selling of certain products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell certain products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our customers and partners that utilize our platform. Further, any significant disruption in service on Wellness Insight Technologies, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Wellness Insight Technologies, Inc could harm our reputation and materially negatively impact our financial condition and business.

Product misuse

The Company's products are intended to be used as directed. Misuse of the products, including but not limited to unauthorized or illegal use, may result in loss or damage to the company and its reputation. The company cannot predict or control the actions of its customers, and it assumes no liability for any misuse of its products, however, such misuse could negatively impact the company's financial performance and prospects. Investing in the company involves a degree of risk, and investors should carefully consider the risk of customer misuse before making any investment decisions. The company cannot predict or control the actions of its customers, and it assumes no liability for any misuse of its products.

Product malfunction

The Company's products are designed to perform safely and reliably when used in accordance with the instructions provided. However, as with all products, especially those that contain rechargeable lithium ion batteries, there is a risk of product malfunction, including but not limited to overheating, fire, and damage to the product or personal property. The Company cannot guarantee that its product will not malfunction, and it assumes no liability for any damages or losses resulting from product malfunctions, however, such a malfunction could negatively impact the company's reputation, financial performance, and prospects.

Future safety of supplements and natural medicines

The Company sells products that contain common supplements and natural medicines that are currently believed to be safe based on the available scientific evidence. However, the safety of these substances is constantly being evaluated and re-evaluated by the scientific community, and there is always a risk that a substance that was once thought to be safe may be later determined to be unsafe. The Company cannot guarantee that its products will always be safe, and it assumes no liability for any damages or losses resulting from the use of its products, however, such a determination could negatively impact the Company's reputation, financial performance, and prospects.

Supply chain shortages

The Company relies on a complex global supply chain to manufacture and sell its products. Shortages of critical components, including but not limited to integrated circuits (ICs), can occur and impact the Company's ability to meet customer demand for its products. The Company cannot guarantee that it will be able to secure an adequate supply of components to meet customer demand, and it assumes no liability for any losses resulting from supply chain disruptions or shortages. Such a shortage could negatively impact the Company's financial performance and prospects.

Employment lawsuits

Investors should be aware that the possibility of facing lawsuits from current and former employees is a common risk faced by many companies. The Company may face such lawsuits, some of which may be without merit, and incur significant legal expenses in defending against them even if they are found to be without merit. Such lawsuits, if successful, could result in monetary damages and could have a material adverse effect on the Company's financial condition and results of operations. The Company cannot predict the outcome of any such lawsuits, and there can be no assurance that it will not face such lawsuits in the future.

The Company's CEO does not currently receive cash compensation for his role.
Wellness Insight Technologies is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO (Ramon Alarcon) does not currently receive a salary for his work. Although he has been and will continue to be compensated in sweat equity and is the majority shareholder of the company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the company anticipates that Ramon will take a salary depending on the following benchmarks being met: (a) when the company closes an institutional funding round; or (b) when the company closes a funding round in excess of $4M.

Revenue from development agreements
Investors should be aware that certain signed development agreements between the Company and third parties may be subject to delays or inaction by the FDA. This could result in the Company not being able to realize revenue from these agreements as originally planned. However, it's important to note that the Company has not included this revenue in its financial projections, and therefore, any potential delay or loss of this revenue will not have a downside impact on the Company's financial results. In fact, if the contract revenue is realized, it would represent an upside relative to the current financial projections.

We are competing against other products
Although we are a unique company that caters to a select market, we do compete against other supplements and natural medicines. Our business growth depends on the market interest in the Company's products over other products.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ramon Alarcon	9,500,000	Class A Common Stock	78.92%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE (2/18/2019), SAFE (4/15/2019), SAFE (5/9/2019), SAFE (5/20/2019), SAFE (6/25/2019), SAFE (7/1/2019), SAFE (5/13/2020), SAFE (1/25/2021), SAFE (4/8/2021), SAFE (4/1/2021), and StartEngine Crowdfunding SAFE (2023 Offering).

Class A Common Stock

The amount of security authorized is 25,000,000 with a total of 12,038,089 outstanding.

Voting Rights

One vote per share.

Material Rights

Warrants

The total amount outstanding includes 619,370 shares of Voting Common Stock to be issued pursuant to outstanding warrants.

Stock Options

The total amount outstanding includes 512,500 shares of Voting Common Stock pursuant to stock options outstanding and 1,187,500 shares of Voting Common Stock options available for grant.

Class B Common Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Voting Proxy for Underlying Security of the CrowdFunding SAFE Sold in this Offering

As a condition to the purchase of this instrument, upon the issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 3 shall survive the termination or expiration of this instrument in accordance with its term.

SAFE (2/18/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (2/18/2019) are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

The security will convert into Safe preferred stock and the terms of the SAFE (4/15/2019) are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation

of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (5/9/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (5/9/2019) are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Liquidity Event, Equity Financing, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

The security will convert into Safe preferred stock and the terms of the SAFE (5/20/2019) are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation

of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (6/25/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (6/25/2019) are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Liquidity Event, Equity Financing, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (7/1/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (7/1/2019) are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation

of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (5/13/2020)

The security will convert into Safe preferred stock and the terms of the SAFE (5/13/2020) are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

The security will convert into Safe preferred stock and the terms of the SAFE (1/25/2021) are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation

of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (4/8/2021)

The security will convert into Safe preferred stock and the terms of the SAFE (4/8/2021) are outlined below:

Amount outstanding: $10,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (4/1/2021)

The security will convert into Safe preferred stock and the terms of the SAFE (4/1/2021) are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 85.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation

of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

StartEngine Crowdfunding SAFE (2023 Offering)

The security will convert into Non-voting common stock and the terms of the StartEngine Crowdfunding SAFE (2023 Offering) are outlined below:

Amount outstanding: $0.00
Maturity Date: February 28, 2025
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: $16,035,886.35
Conversion Trigger: Equity financing of $3,000,000.

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) , the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If there is a Liquidity Event before the termination of this instrument, the Investor will automatically receive from the Company a number of shares of the Crowdfunding Stock equal to the Purchase Amount divided by the Liquidity Price. In connection with this Section 1(b), the shares will be issued by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(c) Maturity. Unless this Crowdfunding Safe has been previously converted in accordance with the terms of this Crowdfunding Safe, on the Maturity Date, this Crowdfunding Safe shall automatically convert into Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Safe Price.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Crowdfunding Safes (on an as-converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e) Termination. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the Crowdfunding Stock to the Investor pursuant to Section 1(a), 1(b) or 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(d).

2. Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock, Class A Common Stock, Class B Common Stock, and Preferred Stock.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Class A Common Stock" means the Class A Common Stock (voting) with no par value per share, of the Company.

"Common Stock" means Class B Common Stock (Non-Voting), no par value per share, of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean Common Stock; other than voting, such Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects as to all matters to the Company's Class A Common Stock.

"Discount Price" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" shall mean a bonafide transaction or series of transactions pursuant to which the the Company sells its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than Three Million Dollars ($3,000,000) (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Fully Diluted Capitalization" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"IPO" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested in-the-money options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"Liquidity Event" means a Change of Control or an IPO.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Lock-up Period" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Stock" means the preferred stock of the Company.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"Safe" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

Voting Proxy for Underlying Security of the CrowdFunding SAFE Sold in this Offering

As a condition to the purchase of this instrument, upon the issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the

Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 3 shall survive the termination or expiration of this instrument in accordance with its term.

What it means to be a minority holder

As a minority holder of Crowdfunding SAFE of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $125,000.00
  Number of Securities Sold: 117,719
  Use of proceeds: Technical and brand development
  Date: December 21, 2020
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Safes I - X
  Final amount sold: $385,000.00
  Use of proceeds: Company Operations. Specific Terms of each are outlined in company securities sections. Valuation cap is 12,000,000. If there is an Equity Financing in the amount of $3,000,000 or greater in a single close, before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.
  Date: February 18, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2020 was $558,466 compared to $371,054 in fiscal year 2021.

The company recognizes project revenue based on the degree of project completion and achievement of contract milestones. Although an additional project was signed in 2021, the recognized revenue decreased relative to 2020. This was due, in large part, to the nature of the project activities in 2021 being more strongly impacted by COVID related restrictions on travel and supply chain issues, thus slowing revenue recognition in 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $16,105 compared to $10,489 in fiscal year 2021.

This decrease was caused by changes in the nature and phases of project activities from 2020 to 2021. These were primarily related to a lesser need for prototypes, components, and shipping. Given that the Company's business during this time primarily consisted of contract development services rather than sales of goods, Cost of Sales were not a significant aspect of the business.

Gross margins

Gross profits for fiscal year 2020 were $542,361 compared to $360,500 in fiscal year 2021 and gross margin percentage remained flat at 97.1%.

The company recognizes project revenue based on the degree of project completion and achievement of contract milestones. Although an additional project was signed in

2021, the recognized revenue decreased relative to 2020. This was due, in large part, to the nature of the project activities in 2021 being more strongly impacted by COVID related restrictions on travel and supply chain issues, thus leading to the decrease in Gross Profits in 2021.

Expenses

Expenses for fiscal year 2020 were $901,279 compared to $1,008,026 in fiscal year 2021.

R&D related compensation and benefits, the most significant expense drivers, remained relatively flat from 2020 through 2021. The primary drivers of the 12% increase in expenses were investments in industrial design and brand development. The Company engaged Pentagram, a renowned design firm, to perform this work needed for the eventual introduction of Kazu.

Historical results and cash flows:

The Company is currently in the pre-production stage and is revenue generating, although revenue from development projects is temporarily paused due to FDA related delays. Past cash was primarily generated through a combination of revenue from development projects, equity, and government loans. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company's new business initiative involves selling products directly to consumers, which is different in nature than its historical business-to-business initiatives. Consumer product-oriented business initiatives typically require larger upfront capital expenditures to create products and gain consumer traction. Our goal is to become cashflow positive within the first 3 years of launching Kazu.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has capital resources available in the form of a revolving line of credit with Wells Fargo, for a total amount available of $48,400. This line of credit currently has an outstanding balance of $47,342. Additional shareholder loans up to $50,000 are also available. Should the FDA authorization issue discussed elsewhere in this filing be resolved, additional capital resources in the form of revenue up to $650,000 could become available. Founders notes allow us to continue to operate until we again receive revenue. The crowdfunding will of course greatly contribute to operations. Additionally, if the aforementioned FDA issue is resolved, we expect to have significant additional revenue to fund operations. Furthermore, because some of our employees are now part-time, we can flex their hours up or down to as needed to adjust the cash burn.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the launch of Kazu.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, in excess of 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 5 months. This is based on a current monthly burn rate of $10,000 for expenses related to salaries, office lease, utilities, and interest.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a projected monthly burn rate of $100,000 for expenses related to launching Kazu. This includes salaries, marketing and sales activities, inventory acquisition, office lease, utilities, and interest.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional founder's notes and a first institutional round of equity financing led by venture capital investors.

Indebtedness

- **Creditor:** Promissory Notes - Ramon Alarcon
  Amount Owed: $82,904.00
  Interest Rate: 2.0%

- **Creditor:** SBA Loan agreement
  Amount Owed: $528,975.00
  Interest Rate: 3.27%
  Maturity Date: June 13, 2050

- **Creditor:** Safes I - X
  Amount Owed: $385,000.00
  Interest Rate: 0.0%
  Valuation cap is 12,000,000. If there is an Equity Financing in the amount of $3,000,000 or greater in a single close, before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- **Creditor:** Promissory Notes - Ramon Alarcon
  Amount Owed: $196,500.00
  Interest Rate: 2.0%
  In 2022 and 2023, the Company entered into multiple Promissory Note agreement with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $196,500. The notes bear an interest rate of 2% per annum.

- **Creditor:** Wells Fargo NA
  Amount Owed: $47,342.84
  Interest Rate: 17.49%

Related Party Transactions

- **Name of Entity:** Ramon Alarcon
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Promissory Note agreements
  Material Terms: In 2018 and 2020, the Company entered into three Promissory Note agreements with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $78,500. The notes bear an interest rate of 2% per annum. As of December 31, 2021, and December 31, 2020, the outstanding balance of the notes is in the amount of $78,500. In 2022 and 2023, the Company entered into multiple Promissory Note agreements with the founder and the CEO, Ramon

Alarcon, in the aggregate amount of $196,500. The notes bear an interest rate of 2% per annum.

Valuation

Valuation Cap: $16,035,886.35

Valuation Cap Details: As of January 2023, the Company has determined the pre-money valuation at $16,035,886.35. The Company used two distinct approaches to arrive at this valuation. The first approach was to use the most recent stock sale as a basis and adjust the valuation according to events and milestones achieved after the sale. In December of 2020, the Company sold shares to a third party at a price of $1.0618 per share. Multiplying this price by the total fully diluted equity established an approximate valuation of $12.8M. In the two years since this transaction, significant progress has been made in the development of Kazu. This includes approximately 20,000 hours of R&D time worth approximately $3M. This R&D effort resulted in the manufacture and testing of thousands of units. Additionally, the production tooling necessary to manufacture the initial launch units was completed. The Company believes this effort and the resulting tooling to be worth $500K. Beyond technical development, the Company hired Pentagram, a leading design and branding agency, to develop product designs and the Kazu brand. The Company believe this work to be worth $600K. During this time, the Company also engaged a growth consulting firm to co-develop a market growth strategy and integrated financials model. These Company believes these services to be worth $500K. Finally, the Company performed several other activities that added value to the company. For example, the Company created certain marketing materials and conducted market research interviews in which potential customers validated the value proposition of Kazu. For at least these reasons, the Company should be valued at $18M using this approach. As second approach using a discounted cash flow analysis based on the Company's 5-year financial projections was also used to determine the valuation. Using a 5-year cash flow from operations of $131M, a terminal value of 8.0, and a 48% discount rate yields a net present value of approximately $16M. The Company believes a 48% discount rate is reasonable because it is in-line with the rates typically used by venture capital firms. The valuations resulting from these two approaches are relatively similar. In order to be more conservative, the Company has chosen to use the lower of the valuations

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*

94.5%
Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  20.0%
  We will purchase materials needed to manufacture the products. We will pay vendors to convert the materials into finished goods. We will ship and import the products into the US.

- *Capital equipment*
  1.0%
  We will reserve 1% for any tooling adjustments needed during the course of manufacturing the initial batch of products.

- *Operations*
  19.5%
  This is general and administrative, including but not limited to legal work such as agreements and intellectual property. This also includes facilities, interest expenses, insurance and accounting.

- *Research & Development*
  24.0%
  This will be put toward salaries and consulting fees for the technical resources needed to complete product development. This effort is primarily a software development activity aimed at making the product features easier to use, more intuitive and free of bugs.

- *Marketing*
  30.0%
  This effort includes developing website and campaign content. It also includes the cost of running campaigns aimed at attracting customers and additional investors, including, but not limited to social media and influencer campaigns. It also includes redesigning the website to better promote the product and provide ecommerce capabilities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://getkazu.com/ (https://getkazu.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kazu-wellness

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wellness Insight Technologies, Inc.

[See attached]

WELLNESS INSIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Wellness Insight Technologies, Inc.
San Jose, California

We have reviewed the accompanying financial statements of Wellness Insight Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 16, 2023
Los Angeles, California

WELLNESS INSIGHT TECHNOLOGIES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	110,958	$	132,707
Acccounts Receivable, net		35,663		-
Prepaids and Other Current Assets		17,870		80,905
Total Current Assets		**164,491**		**213,612**
Property and Equipment, net		3,770		6,698
Intangible Assets		3,013		600
Total Assets	$	**171,274**	$	**220,910**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	1,429
Credit Cards		15,614		17,489
Current Portion of Loans and Notes		108,752		78,500
Deferred Revenue		53,471		171,638
Other Current Liabilities		36,904		5,884
Total Current Liabilities		**214,740**		**274,939**
Promissory Notes and Loans		559,023		234,300
Simple Agreement for Future Equity (SAFEs)		441,618		315,441
Total Liabilities		**1,215,381**		**824,680**
STOCKHOLDERS EQUITY				
Common Stock		159,498		159,498
Additional Paid in Capital		78,799		50,009
Subscription Receivable		-		(125,000)
Retained Earnings/(Accumulated Deficit)		(1,282,404)		(688,277)
Total Stockholders' Equity		**(1,044,107)**		**(603,770)**
Total Liabilities and Stockholders' Equity	$	**171,274**	$	**220,910**

See accompanying notes to financial statements.

WELLNESS INSIGHT TECHNOLOGIES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	340,169	$	558,466
Cost of Goods Sold		10,554		16,105
Gross profit		329,615		542,361
Operating expenses				
General and Administrative		277,244		196,897
Research and Development		755,843		729,332
Sales and Marketing		342		-
Total operating expenses		1,033,429		926,229
Operating Income/(Loss)		(703,814)		(383,868)
Interest Expense		-		-
Other Loss/(Income)		(109,688)		36,441
Income/(Loss) before provision for income taxes		(594,126)		(420,310)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(594,126)	$	(420,310)

See accompanying notes to financial statements.

WELLNESS INSIGHT TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2019	9,601,000	$ 34,498	$ 22,667	$ -	$ (267,968)	$ (210,803)
Issuance of Stock	117,719	125,000	-	(125,000)		-
Share-Based Compensation			27,342			27,342
Net income/(loss)					(420,310)	(420,310)
Balance—December 31, 2020	9,718,719	159,498	50,009	(125,000)	$ (688,277)	$ (603,770)
Capital Contribution		-	-	125,000		125,000
Share-Based Compensation			28,790			28,790
Net income/(loss)					(594,126)	(594,126)
Balance—December 31, 2021	9,718,719	$ 159,498	$ 78,799		$ (1,282,404)	$ (1,044,107)

See accompanying notes to financial statements.

WELLNESS INSIGHT TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021	2020
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(594,126)	$ (420,310)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		2,928	759
Amortization of Intangibles		513	-
Share-based Compensation		28,790	27,342
Change in Fair Value		16,176	40,441
Changes in operating assets and liabilities:			
Acccounts receivable, net		(35,663)	174,149
Prepaids and Other Current Assets		63,035	49,976
Accounts Payable		(1,429)	(2,696)
Deferred Revenue		(118,167)	(100,264)
Credit Cards		(1,876)	(3,550)
Other Current Liabilities		31,021	4,685
Net cash provided/(used) by operating activities		**(608,798)**	**(229,469)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	(7,457)
Purchases of Intangible Assets		(2,925)	(600)
Net cash provided/(used) in investing activities		**(2,925)**	**(8,057)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution		125,000	-
Borrowing on Promissory Notes and Loans		354,975	272,300
Borrowing on SAFEs		110,000	25,000
Net cash provided/(used) by financing activities		**589,975**	**297,300**
Change in Cash		(21,748)	59,773
Cash—beginning of year		132,707	72,933
Cash—end of year	$	**110,958**	$ **132,707**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	-	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Wellness Insight Technologies Inc. was incorporated on January 24, 2018, in the state of California under a name Viricium Technologies Inc. On May 15, 2018, the company changed its name to Wellness Insight Technologies Inc. The financial statements of Wellness Insight Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

The Company performs research and development to create technologies related to health care, pharmaceuticals, and dietary supplements. The company performs development services and licenses its technology to pharmaceutical companies interested in the related field. Sales of services are made through direct business development activities performed by staff.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer	5 years
Furniture and Fixtures	5 years
Machinery and Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and website costs. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years. Website costs will be amortized over the period of five years.

Income Taxes

Wellness Insight Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from performing research and development to create technologies related to health care, pharmaceuticals, and dietary supplements.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $342 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 16, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid expenses	17,870	5,217
Accrued Revenue	-	75,688
Total Prepaids and Other Current Assets	$ 17,870	$ 80,905

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Expense	17,500	-
Accrued Interest	19,404	5,884
Total Other Current Liabilities	$ 36,904	$ 5,884

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021		2020	
Computer	$	1,843	$	1,843
Furniture and Fixtures		1,067		1,067
Machinery and Equipment		4,547		4,547
Property and Equipment, at Cost		**7,457**		**7,457**
Accumulated depreciation		(3,687)		(759)
Property and Equipment, Net	$	**3,770**	$	**6,698**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $2,928 and $759, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021		2020	
Patent	$	1,925	$	600
Website		1,600		-
Intangible assets, at cost		**3,525**		**600**
Accumulated amortization		(513)		-
Intangible assets, Net	$	**3,013**	$	**600**

Entire intangible assets have been amortized. Amortization expenses for patents and other intangible assets for the fiscal year ended December 31, 2021, and 2020 was in the amount of $513 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Expense	
2022	$	(513)
2023		(513)
2024		(513)
2025		(513)
Thereafter		(963)
Total	$	**(3,013)**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 9,718,719 shares have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,700,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	1,467,500	$ 0.06	-
Granted	30,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	1,497,500	$ 0.06	8.32
Exercisable Options at December 31, 2020	1,497,500	$ 0.06	8.32
Granted	50,000	$ -	
Exercised	-	$ -	
Expired/Cancelled	(5,000)	$ -	
Outstanding at December 31, 2021	1,547,500	$ 0.06	7.32
Exercisable Options at December 31, 2021	1,547,500	$ 0.06	7.32

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $28,790 and $27,342, respectively.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Ramon Alarcon	$ 35,000	2.00%	4/17/2018	90days from demand	$ 700	$ 2,597	$ 35,000	$ -	$ 37,597	$ 700	$ 1,897	$ 35,000	$ -	$ 36,897
Promissory Note -Ramon Alarcon	$ 38,000	2.00%	3/8/2020	30days from demand	$ 760	$ 1,380	$ 38,000	$ -	$ 39,380	$ 760	$ 620	$ 38,000	$ -	$ 38,620
Promissory Note -Ramon Alarcon	$ 5,500	2.00%	2/13/2018	90days from demand	$ 110	$ 427	$ 5,500	$ -	$ 5,927	$ 110	$ 317	$ 5,500	$ -	$ 5,817
SBA Loan agreement	$ 500,000	3.75%	6/13/2020	6/13/2050	$ 18,750	$ 29,075	$ 30,252	$ 469,648	$ 528,975	$ 10,325	$ 10,325	$ -	$ 149,900	$ 160,225
PPP loan -2nd tranche	$ 88,197	1.00%	1/28/2021	Forgiven in 2022	$ -	$ -	$ -	$ 89,375	$ 89,375	$ -	$ -	$ -	$ -	$ -
PPP loan - 1st tranche	$ 84,400	1.00%	5/2/2020	Forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 84,400	$ 84,400
Total					$ 20,320	$ 33,480	$ 108,752	$ 559,023	$ 701,255	$ 11,895	$ 13,160	$ 78,500	$ 234,300	$ 325,960

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$ 108,752
2023	30,252
2024	30,252
2025	30,252
2026	30,252
Thereafter	438,015
Total	$ 667,775

WELLNESS INSIGHT TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	2020
Safes I - XI	$ 250,000	Fiscal Year 2019	$ 12,000,000	85%	$ 250,000	$ 250,000
Safe VII	$ 25,000	Fiscal Year 2020	$ 12,000,000	85%	$ 25,000	$ 25,000
Safes VIII-X	$ 110,000	Fiscal Year 2021	$ 12,000,000	85%	$ 110,000	
Change in Fair Value of SAFEs					$ 56,618	$ 40,441
Total SAFE(s)	$ 385,000				$ 441,618	$ 315,441

If there is an Equity Financing in the amount of $3,000,000 or greater in a single close, before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (177,549)	$ (96,756)
Valuation Allowance	177,549	96,756
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (335,820)	$ (158,271)
Valuation Allowance	335,820	158,271
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $236,335, and the Company had state net operating loss ("NOL") carryforwards of approximately $99,486. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

In 2018 and 2020, the Company entered into three Promissory Note agreements with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $78,500. The notes bear an interest rate of 2% per annum. As of December 31, 2021, and December 31, 2020, the outstanding balance of the notes is in the amount of $78,500.

In 2022 and 2023, the Company entered into multiple Promissory Note agreements with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $188,000. The notes bear an interest rate of 2% per annum.

11.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through January 16, 2023, which is the date the financial statements were available to be issued.

In 2022 and 2023, the Company entered into multiple Promissory Note agreement with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $188,000. The notes bear an interest rate of 2% per annum.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $703,814, an operating cash flow loss of $519,423, and liquid assets in cash of $110,958, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing as well as revenue from development agreements.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Kazu intersects
growing markets
projected to value
over $500B by 2028
Supplements
$128B in
2028

Source / Source / Source / Source

*The above is a rendering of the Kazu product that is not yet available on the market.

We have 10 issued and pending patents, 14 design registrations, 5 issued and pending trademarks, and a number of copyrights and trade secrets. After 5 years of R&D, we have manufactured over 12,000 fully functional first-generation pods and devices for study purposes. And our efforts resulted in a partnership announcement for a distinct product with Perrigo, a major pharmaceutical company.

The Federal Food, Drug, and Cosmetic Act (FDCA) and the Dietary Supplement Health and Education Act (DSHEA) of 1994 define the legal framework for making health claims about dietary supplements. In the United States, dietary supplement manufacturers are allowed to make certain health claims about their products under certain circumstances, but there are strict regulations that must be followed. The Company intends to comply with these regulations. Additionally, the FDA has established good manufacturing practices (GMPs) that companies must follow to help ensure the identity, purity, strength, and composition of their dietary supplements. Wellness Insight Technologies Inc partners with manufacturers and suppliers who have implemented GMPs. However, dietary supplements, including botanicals, do not require FDA approval. Kazu is not a medical device, is not intended to treat illness or disease, and does not dispense FDA approved drugs. The Kazu device does not alter the composition of dietary supplements and botanicals it dispenses. For these reasons, FDA approval of the Kazu device is not required. Should the Company see an opportunity to work with FDA approved drugs in the future, it will undertake the necessary approval process.

As seen in

Forbes · yahoo! finance · The Telegraph · benzinga · msn money

Why Invest

The Health and Wellness Technology of Tomorrow, Here Today

Precision Tracking
of medicines and supplements unlocks new insights into health and wellness.
Inputs
Outputs

Consumer acceptance of personalized health technology is evidenced by the myriad of products that measure our bodies. But we see a huge market gap: none of these products measure and track the medicines and supplements we put into our bodies. Our initial launch will focus on CBD and melatonin in the DTC channel, but we see endless future applications including vitamins, prescription drugs, psychedelics, aromatherapy, and more. In the long term, we envision Kazu setting a new standard for dosing across natural medicines, supplements, and regulated pharmaceuticals. With half a decade of R&D and a standout team of highly experienced leaders and advisors, we are positioned to connect people to their own wellness like never before.

Kazu is simple

personalized dose
14.5mg
Dispense and enjoy

We believe
Kazu is the future

ABOUT

HEADQUARTERS
1210 S. Bascom Ave., STE 122
San Jose, CA 95128

VALUATION
$16.04M

Kazu brings health and wellness into the future with an AI-enabled, handheld interactive device that dispenses personalized doses of medicines and supplements to achieve better results. The platform includes pods (consumables) and a connected mobile app. With thousands of first-gen units already built and production tooling complete, we are ready to move toward commercialization. The Kazu product is not yet available on the market.

TEAM

Ramon Alarcon
Founder and CEO
Ramon is an entrepreneur with over 25 years of expertise developing ground-breaking consumer technology products, delivering multimillion-dollar growth in domestic and international markets. Ramon has led world-class development teams both at the start-up and growth stages, resulting in successful corporate acquisitions and an IPO. Ramon has deep experience in product manufacturing and supply chain. He is a prolific innovator, being a named inventor on over 100 domestic and international patents. He is a leading expert in inhalation technology and has presented to the FDA and developed safety standards with UL.

Rick Conrey
Director of Software Development (Part-Time)
Rick is a rockstar developer. He brings over a decade of experience in designing first-rate embedded systems, working on a broad range of products from resource constrained devices to large 7-passenger vehicles. He gained his experience in different industries, vaporizers at blu, electric vehicles at IMD, audio at Velodyne Acoustics, and more. Rick has also built desktop and full stack web apps, and holds an engineering degree from Santa Clara University.

Dennis Rasmussen
Principal Mechanical Engineer
Dennis brings over twenty years of design and high volume manufacturing experience in consumer electronics and medical devices, with over twenty five patents in both fields. As Sr. Mechanical Design Engineer, he was Ramon's first hire at blu eCigs development team. Before working at blu, Dennis worked at Axis surgical designing medical devices including an RF ablation device for spinal surgery and a orthoscopic camera for knee surgery.

Chris Myles
Senior Systems Engineer (Part-Time)
Chris is a maker. He's created an extensive range of designs from high volume medical devices and consumer electronics to one-of-a-kind commissions and prototypes. With his diverse skill set and a Mechatronic Masters from Stanford, he's created for Abbot, blu, LimeLab, AliveCor and many others.

Adam Hoffman, PhD
Electrical Engineer (Consultant)
Adam brings to the table a diverse experience in medical devices and consumer electronics. He has created electronics for, among other things, hospital beds, automated blood diagnostics machines, implantable tissue expanders, vaporizers, and surgical robots; at companies such as Hill-Rom, Abbott, blu, and Verb Surgical. He has a PhD in Life Sciences from Indiana State University, and a Master's in Electrical and Computer Engineering from Rose-Hulman Institute of Technology.

Amjad Huda
Consulting Financial Advisor
Amjad was co-founder of Sun Hydrogen and WaferGen Biosystems. He took WaferGen Biosystems public (NASDAQ: WGBS) and held CFO and COO positions. He has over 20 years of experience in finance, operations, technology, consulting, engineering and project management. He has worked for KPMG, PwC, Nortel Networks, and Kraft Foods.

Keith Emmons, M.D., MPH
Advisor, Healthcare + Research
A former general surgeon, Dr. Emmons uniquely blends practice with business and its ability to scale. He is also president of Medical Systems Management, assisting physician organizations to move into Managed Care. Previous leadership roles include SoCal Medical Director for United HealthCare, Senior Medical Director of California for Aetna Life Insurance, Treasurer of the Golden State Medical Society, Board of the National Medical Association, among many, many other posts and achievements.

Steven Brown, PhD
Advisor, Science + Safety
Steven is a strategic leader with a broad range of experience spanning specialty chemical, pharmaceutical, and consumer packaged goods industries. His expertise is focused on technology innovation, product development and commercialization, defining IP strategies, and maximizing impact of R&D. Steven earned his Ph.D. in physical chemistry from Clarkson University – Center for Advanced Material Processing. He currently serves as Vice President of Technology for a private company in North Carolina.

Todd Manley
Director
Todd is an expert in M&A, strategy, and business operations. He has over 17 years of experience in Corporate Development delivering deals with a total value of approximately $50B and cost synergies of $5B. Todd has been instrumental in Post-Merger Integration, from creating Integration Management Office playbooks, to building an Employee Experience for onboarding acquired employees and driving top-line growth. His business operations and transformation experiences span accelerating time-to-market for new products, leading Privacy readiness for GDPR, and delivering operational efficiencies. Todd has also served as an Adjunct Lecturer at Santa Clara University and holds a BA from Stanford University and an MBA from Santa Clara University.

Anna Pond, MPA
Advisor, Research Funding
Anna is a highly experienced consultant in the fields of nonprofits, foundations, and higher education, with over 25 years of experience. She has contributed to numerous successful projects, including strategic planning and has published on a range of topics. Anna has a background in nonprofit leadership development, earned her BA in Philosophy from Yale College and her MPA from Harvard Kennedy School of Government, and serves on various boards and committees.

William True, PhD
Advisor, Regulatory
Bill is a futurist and creative technology leader. An e-vapor aerosol and e-liquid pioneer with deep M&A experience. Bill was the Chief Health, Science, and Technology Officer at the Foundation for a Smoke-Free World. As CTO of Fontem Ventures and SVP of R&D at Lorillard, he led technology innovations as well as the development of regulatory science and compliance infrastructure. Bill has a Ph.D. in Organic Chemistry from Vanderbilt.

TERMS

Kazu by Wellness Insight Technologies, Inc.

Overview

INTEREST RATE: 0%	VALUATION CAP: $16.04M
AMOUNT RAISED: $0.00	

Breakdown

MIN INVESTMENT: $200.00	OFFERING TYPE: Simple Agreement for Future Equity
DISCOUNT RATE: 15.0%	TYPE OF EQUITY: Class B Common Stock
CONVERSION TRIGGER: $3,000,000.00	

SEC Recent Filing →

Offering Memorandum →

Risks ⌄

Company	Wellness Insight Technologies, Inc.
Corporate Address	1210 S. Bascom Ave., STE 122, San Jose, CA 95128
Offering Minimum	$10,000.00
Offering Maximum	$1,235,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Simple Agreement for Future Equity
Type of Equity Converted Into	Class B Common Stock
Conversion Trigger	$3,000,000.00
Maturity Date	February 28, 2025
Valuation Cap	$16,035,886.35
Discount Rate	15.0%
Annual Interest Rate	0%

What is Simple Agreement for Future Equity?

A Simple Agreement for Future Equity offers you the right to receive Class B Common Stock in Wellness Insight Technologies, Inc.. The amount of Class B Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $16,035,886.35 Valuation Cap or if less, then you will receive a 15.0% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Voting Proxy for Underlying Security of the CrowdFunding SAFE Sold in this Offering

As a condition to the purchase of this instrument, upon the issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees that the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 3 shall survive the termination or expiration of this instrument in accordance with its term.

Investment Incentives*

Time-Based Perks:

Friends and Family (first 96 hours)

30% lifetime discount on Kazu pods, lifetime free subscription to Premium app features, 1 Kazu device, and 1 Kazu T-shirt

Super Early Bird (within the first week)

20% lifetime discount on Kazu pods, 1-year free subscription to Premium app features, 1 Kazu device, and 1 Kazu T-shirt

Early Bird Bonus (within the first 2 weeks)

10% lifetime discount on Kazu pods, 1-year free subscription to Premium app features, first access to purchase a Kazu device, and 1 Kazu T-shirt

Volume-Based Perks:

Nourishment ($500+)

First access to purchase a Kazu device, and 1 Kazu T-shirt

Wellness ($1000+)

10% lifetime discount on Kazu pods, first access to purchase a Kazu device, and 1 Kazu T-shirt

Rejuvenation ($2,500+)

20% lifetime discount on Kazu pods, 1-year free subscription to Premium app features, 1 Kazu device, and 1 Kazu T-shirt

Radiance ($5,000+)

30% lifetime discount on Kazu pods, 1-year free subscription to Premium app features, 1 Kazu device, and 1 Kazu T-shirt

Harmony ($10,000+)

40% lifetime discount on Kazu pods, lifetime free subscription to Premium app features, an invitation to participate in beta group for new feature releases, 1 Founder's Series Kazu device, and 1 Kazu T-shirt

Nirvana ($25,000+)

50% lifetime discount on Kazu pods, lifetime free subscription to Premium app features, an invitation to participate in beta group for new feature releases, 1 Founder's Series Kazu device, 1 Kazu T-shirt, and an annual call with the CEO

*Physical perks may only be shipped to destinations within the United States.

*T-shirts and CEO calls available when the offering is fully completed.

*Pods and devices available upon market introduction.

*Discounts on pods are for personal use only. Discounts apply only to purchases made through the Company's e-commerce site, do not apply to group/bulk purchases, do not apply to any third-party products that may be sold via the Company's e-commerce site, and are not transferable.

*Premium subscription app features will be released after the initial release of the app and are not yet available. Subscriptions begin upon the release of paid subscription features.

*Beta-test participants must be willing to provide helpful feedback. Persons or entities with conflicts of interest with the Company may be excluded from participation.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We're living in a time where we should all have access to medicine that's tailored to our unique needs, but that's not reality for most of us.

We are still dealing with one size fits all medicine.

Trying to personalize on your own is a daunting task.

How would you even know where to start?

About the best you could do is time-consuming trial and error.

Even if you could figure it out, just try to precisely cut a pill,

or get the right amount from a dropper.

And timing can be equally confusing.

This lack of personalization results in either over-medicating and wasting money,

or poor results such as bad sleep,

high stress,

or just plain poor wellness.

But it doesn't have to be this way.

The proliferation of smartwatches,

wearable monitors,

and sleep sensors

is proof of the demand for personalized wellness.

But importantly, none of these systems measure what we actually put into our bodies, ... until now!

I'm Ramon Alarcon, CEO of Wellness Insight Technologies and inventor of Kazu.

Kazu is a self-care technology platform that provides personalized doses of popular supplements and natural medicines.

It's easy to use. Simply enter your information into the Kazu App...

connect it to the Kazu device and use our pre-filled pods.

Once you connect a pod, you tell Kazu how you feel.

Now you're in control. You can personalize your dose down to the milligram level, … something that no pill or capsule can do.

Kazu will precisely dispense your dose.

and check in with you over time to see how you're doing,

automatically tracking your progress and helping you figure out what's best.

Kazu also saves and replays doses,

provides critical insights about ingredients and quality,

and is AI enabled, which means it improves over time and adapts to your changing needs.

We are launching with ingestible CBD and melatonin pods and will be adding other supplements as well as topical and inhalable pods soon.

We have a strong track record, including having developed products for a 4.8 billion dollar pharmaceutical company.

We are creating a new category at the nexus of the natural medicine, dietary supplements and wearable health tech markets.

We believe American consumers are looking for more personalized healthcare, and our patented Kazu platform can fill an unmet need for millions of people.

We've manufactured and tested thousands of pre-production units. Now we need to order inventory and execute our go-to-market strategy.

The world is ready for the next step in personalized self-care. Join us as an early investor.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

4109280

FILED
Secretary of State
State of California
JAN 2 4 2018

ARTICLES OF INCORPORATION

OF

VIRICIUM TECHNOLOGIES, INC.

ARTICLE I

The name of this corporation is VIRICIUM TECHNOLOGIES, INC.

ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The name and address in the State of California of the corporation's initial agent for service of process is:

RAMON ALARCON
250 Vista De Sierra
Los Gatos, CA 95030

ARTICLE IV

The business and mailing address in the State of California is 250 Vista De Sierra, Los Gatos, CA 95030.

ARTICLE V

The corporation is authorized to issue two classes of shares, which shall be designated voting common and non-voting common shares. The total number of voting shares which the corporation is authorized to issue is ten million (10,000,000) shares. The total number of non-voting shares which the corporation is authorized to issue is ten million (10,000,000) shares. Voting common

shares shall have exclusive voting rights and non-voting shares shall have no voting rights except as otherwise provided by law.

ARTICLE VI

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

ARTICLE VII

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with the agents, or through shareholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

ARTICLE VIII

Any repeal or modification of the provisions of Articles VI or VII hereof shall not adversely affect any right to indemnification of an agent or limitation of liability of a director of this corporation relating to acts or omissions occurring prior to such repeal or modification.

ARTICLE IX

The corporation reserves the right to amend, alter, or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by law, and all rights and

powers conferred by these Articles of Incorporation on shareholders, directors and officers are granted subject to this reservation.

Dated: January 24, 2018

Ramon Alarcon

RAMON ALARCON, Incorporator



CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
WELLNESS INSIGHT TECHNOLOGIES, INC.

Ramon Alarcon does hereby certify that:

1.   He is the President and Secretary of Wellness Insight Technologies, Inc., a California corporation (the "Corporation").

2.   Article V of the Articles of Incorporation of the Corporation is amended in its entirety to read as follows:

"ARTICLE V

The total number of shares of all classes of stock which the Corporation is authorized to issue is 50,000,000. 25,000,000 shares shall be Class A Common Stock ("Class A Common Stock") and 25,000,000 shall be Class B Common Stock ("Class B Common Stock"). The rights, preferences, privileges and restrictions of the Class A Common Stock and Class B Common Stock shall be equal and identical in all respects except that the holders of Class B Common Stock shall not have any voting rights. At the effective time of this Certificate of Amendment, each of the issued and outstanding shares of common stock of the corporation shall be converted into and exchanged for one (1) share of Class A Common Stock."

3.   The foregoing amendment of Articles of Incorporation has been duly approved by the Corporation's board of directors.

4.   The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporations Code. The total number of outstanding shares of the corporation is 9,718,719, and the number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote of shares required was more than 50%.

The undersigned further declares under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of his own knowledge.

Dated: February 28, 2023

Ramon Alarcon
Ramon Alarcon, President and Secretary

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Class B Common Stock, subject to the terms set forth below.

The "**Discount Rate**" is 0.85

The "**Valuation Cap**" is $%%VALUATION_CAP%%.

The **"Maturity Date**" is the business day following the second annual anniversary of the final closing in the Regulation CF offering.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) , the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If there is a Liquidity Event before the termination of this instrument , the Investor will automatically receive from the Company a number of shares of the Crowdfunding Stock equal to the Purchase Amount divided by the Liquidity Price. In connection with this Section 1(b), the shares will be issued by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(c) **Maturity.** Unless this Crowdfunding Safe has been previously converted in accordance with the terms of this Crowdfunding Safe, on the Maturity Date, this Crowdfunding Safe shall automatically convert into Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Safe Price.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates , subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Crowdfunding Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the Crowdfunding Stock to the Investor pursuant to Section 1(a), 1(b) or 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(d).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock, Class A Common Stock, Class B Common Stock and Preferred Stock..

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Class A Common Stock**" means the Class A Common Stock (voting) with no par value per share, of the Company.

"**Common Stock**" means Class B Common Stock (Non-Voting), no par value per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of the Crowdfunding Stock.

"**Crowdfunding Stock**" shall mean Common Stock; other than voting, such Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects as to all matters to the Company's Class A Common Stock.

"**Discount Price**" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the

Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bonafide transaction or series of transactions pursuant to which the the Company sells its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than Three Million Dollars ($3,000,000) (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested in-the-money options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Proxies*

As a condition to the purchase of this instrument, upon the issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 3 shall survive the termination or expiration of this instrument in accordance with its term.

4. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

5. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

6. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 6(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 6(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 6(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 6(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 5 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 6(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

(g)   Notwithstanding anything in this instrument to the contrary, if at any time following the date hereof, the Company's Bylaws contain provisions regarding the right of first refusal of the Company to repurchase its securities from shareholders then Investor represents, warrants, covenants and agrees that Investor shall not transfer any Securities in contravention thereof.

7. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowdfunding Safes.

(b)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(c)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(e)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Santa Clara County, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%